Filed pursuant to Rule 433

Dated November 6, 2025

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated November 5, 2025 and the

Prospectus dated November 5, 2025

Registration No. 333-285204

Novanta Inc.

Offering of

11,000,000 6.50% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Units Offering and should be read together with (i) the preliminary prospectus supplement, dated November 5, 2025 (the “Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated November 5, 2025 included in the Registration Statement (File No. 333-285204), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Novanta Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada.

Ticker / Exchange for the Common Shares:	NOVT / Nasdaq Global Select Market (“Nasdaq”)

Pricing Date:	November 6, 2025.

Trade Date:	November 7, 2025.

Settlement Date:	November 12, 2025, which will be the second business day following the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Units prior to the trading day preceding the Settlement Date will be required, by virtue of the fact that the Units initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Units who wish to trade the Units prior to the trading day preceding the Settlement Date should consult their own advisors.

Last Reported Sale Price of the Common Shares on Nasdaq on the Pricing Date:	$107.26.

Title of Securities:	6.50% Tangible Equity Units (the “Units”).

Number of Units Offered:	11,000,000 Units (or 12,650,000 Units if the underwriters exercise in full their over-allotment option to purchase additional Units).

Stated Amount:	Each Unit has a stated amount of $50.00.

Composition of Units:

Each Unit is comprised of two parts:

•

a prepaid stock purchase contract issued by Issuer (a “Purchase Contract”); and

•

a senior amortizing note issued by Issuer (an “Amortizing Note”), which has an initial principal amount of $8.74 per Amortizing Note, bears interest at a rate of 6.30% per annum and has a final installment payment date of November 1, 2028.

Fair Market Value of the Units:	Issuer has determined that the fair market value of each Amortizing Note is $8.74 and the fair market value of each Purchase Contract is $41.26.

Reference Price:	$50.00 divided by the Maximum Settlement Rate (rounded to the nearest $0.0001), which is initially approximately equal to the Last Reported Sale Price of the Common Shares on Nasdaq on the Pricing Date.

Threshold Appreciation Price:	$50.00 divided by the Minimum Settlement Rate (rounded to the nearest $0.0001), which is initially $134.0842 and represents an approximately 25.0% appreciation over the Reference Price.

Minimum Settlement Rate:	0.3729 Common Shares per Purchase Contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Maximum Settlement Rate:	0.4662 Common Shares per Purchase Contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Mandatory Settlement Date:	November 1, 2028, subject to postponement in limited circumstances.

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of the Common Shares issuable upon settlement on the Mandatory Settlement Date, or in respect of any early settlement of a Purchase Contract at the option of a holder as described under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement (other than in connection with a fundamental change), determined using the “applicable market value” (as defined in the Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Preliminary Prospectus Supplement:

Applicable Market Value of the Common Shares	Settlement Rate	Value of the Common Shares Delivered (Based on the Applicable Market Value Thereof)

Less than or equal to the Reference Price	The Maximum Settlement Rate	Less than $50.00

Greater than the Reference Price but less than the Threshold Appreciation Price	A number of the Common Shares equal to $50.00 divided by the applicable market value	$50.00

Greater than or equal to the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $50.00

Early Settlement at Holder’s Election:

Until 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding November 1, 2028, a holder may settle any or all of its Purchase Contracts early only under the following circumstances:

•

on or after February 1, 2026, on the second trading day immediately following the last trading day of any 20 consecutive trading day period during which the closing price of the Common Shares has been greater than or equal to 110% of the Threshold Appreciation Price then in effect on each trading day in such 20 consecutive trading day period;

•

on or after February 1, 2026, during the five business day period after any ten consecutive trading day period (the “measurement period”) in which (x) the “trading price” (as defined under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement) per Unit for each trading day of the measurement period was less than 97% of the product of the closing price of the Common Shares and the Maximum Settlement Rate on each such trading day and (y) the closing price of the Common Shares on each trading day of the measurement period was less than 70% of the Reference Price; or

•

upon the occurrence of specified corporate events as described under “Description of the Purchase Contracts—Early Settlement—Early Settlement upon Specified Corporate Events” in the Preliminary Prospectus Supplement.

If a holder elects to settle any or all of its Purchase Contracts early in accordance with the foregoing conditions, Issuer will deliver a number of the Common Shares for each such Purchase Contract based on the applicable Settlement Rate, unless such holder elects to settle its Purchase Contracts early in connection with a fundamental change, in which case such holder will receive upon settlement of such Purchase Contracts a number of the Common Shares based on the fundamental change early settlement rate.

Upon early settlement at the holder’s election of a Purchase Contract that is a component of a Unit, the corresponding Amortizing Note will remain outstanding and beneficially owned by or registered in the name of, as the case may be, the holder who elected to settle the related Purchase Contract early.

Early Settlement Upon a Fundamental Change:

The following table sets forth the “fundamental change early settlement rate” (as defined in the Preliminary Prospectus Supplement) per Purchase Contract for each share price and effective date set forth below:

Share Price
Effective Date	$5.00	$25.00	$50.00	$75.00	$100.00	$107.26	$125.00	$134.08	$150.00	$175.00	$200.00	$225.00	$250.00	$300.00
November 12, 2025	0.4593	0.4542	0.4345	0.4147	0.4000	0.3967	0.3899	0.3871	0.3831	0.3785	0.3753	0.3732	0.3717	0.3698
November 1, 2026	0.4615	0.4602	0.4466	0.4260	0.4080	0.4037	0.3949	0.3913	0.3862	0.3804	0.3767	0.3742	0.3726	0.3708
November 1, 2027	0.4639	0.4638	0.4600	0.4431	0.4201	0.4139	0.4008	0.3954	0.3880	0.3804	0.3761	0.3738	0.3725	0.3715
November 1, 2028	0.4662	0.4662	0.4662	0.4662	0.4662	0.4662	0.4000	0.3729	0.3729	0.3729	0.3729	0.3729	0.3729	0.3729

The exact share prices and effective dates may not be set forth in the table above, in which case:

•

if the applicable share price is between two share prices in the table above or the applicable effective date is between two effective dates in the table above, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•

if the applicable share price is greater than $300.00 per share (subject to adjustment in the same manner and at the same time as the share prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•

if the applicable share price is less than $5.00 per share (subject to adjustment in the same manner and at the same time as the share prices set forth in the column headings of the table above, the “Minimum Share Price”), the fundamental change early settlement rate will be determined as if the share price equaled the Minimum Share Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table above.

The maximum number of the Common Shares deliverable under a Purchase Contract is 0.4662, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Preliminary Prospectus Supplement.

Early Mandatory Settlement at Issuer’s Election:	Issuer has the right to settle the Purchase Contracts on or after November 1, 2026, in whole but not in part, on the second business day following Issuer’s giving notice of such election if the closing price of the Common Shares for 20 or more consecutive trading days ending on the second trading day immediately preceding the “notice date” (as defined under “Description of the Purchase Contracts—Early Mandatory Settlement at our Election” in the Preliminary Prospectus Supplement) exceeds 130% of the Threshold Appreciation Price in effect on each such trading day. The “early mandatory settlement rate” will be the Settlement Rate that would apply for an early settlement at a holder’s election as if the notice date was the applicable early settlement date (as described in “Description of the Purchase Contracts—Delivery of Common Shares” and “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement).

Initial Principal Amount of Amortizing Notes:	$8.74 per Amortizing Note $96,140,000 in the aggregate (or $110,561,000 in the aggregate if the underwriters exercise in full their over-allotment option to purchase additional Units).

Installment Payment Dates:	Each February 1, May 1, August 1 and November 1, commencing on February 1, 2026, with a final installment payment date of November 1, 2028.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly cash installments of $0.8125 per Amortizing Note (except for the February 1, 2026 installment payment, which will be $0.7132 per Amortizing Note), which cash payment in the aggregate will be equivalent to 6.50% per annum with respect to each $50.00 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 6.30% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Installment Payment Date	Amount of Principal	Amount of Interest
February 1, 2026	$0.5924	$0.1208
May 1, 2026	$0.6842	$0.1283
August 1, 2026	$0.6950	$0.1175
November 1, 2026	$0.7059	$0.1066
February 1, 2027	$0.7170	$0.0955
May 1, 2027	$0.7283	$0.0842
August 1, 2027	$0.7398	$0.0727
November 1, 2027	$0.7514	$0.0611
February 1, 2028	$0.7633	$0.0492
May 1, 2028	$0.7753	$0.0372
August 1, 2028	$0.7875	$0.0250
November 1, 2028	$0.7999	$0.0126

Repurchase of Amortizing Notes at the Option of the Holder:	If Issuer elects to settle the Purchase Contracts early, holders of Amortizing Notes (whether as holders of Units or separate Amortizing Notes) will have the right to require Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note to be repurchased equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest, if any, on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, such repurchase date, calculated at a rate of 6.30% per annum.

Units Public Offering Price:	$50.00 per Unit $550,000,000 in the aggregate (or $632,500,000 in the aggregate if the underwriters exercise in full their over-allotment option to purchase additional Units).

Underwriting Commission:	$1.375 per Unit $15,125,000 in the aggregate (or $17,393,750 in the aggregate if the underwriters exercise in full their over-allotment option to purchase additional Units).

Use of Proceeds:	The net proceeds from the sale of the Units in the Units Offering, after deducting underwriting commissions and estimated offering expenses, will be $533.0 million (or approximately $613.2 million if the underwriters exercise in full their over-allotment option to purchase additional Units). Issuer intends to use the net proceeds to strengthen the balance sheet and enhance strategic flexibility, which may include funding working capital and potential future acquisitions and investments, as well as capital expenditures, share repurchases, and other general corporate purposes. Pending use of the net proceeds from the Units Offering described above, Issuer intends to use a portion of the net proceeds to repay approximately $317 million of indebtedness under the Revolving Facility (as defined in the Preliminary Prospectus Supplement), which has a weighted average interest rate of 5.32% during the three months ended September 26, 2025, and to deposit the remaining balance in an account, which is currently available to Issuer at an interest rate of approximately 3%. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc. William Blair & Company, L.L.C. Raymond James & Associates, Inc. First Citizens Capital Securities, LLC CJS Securities, Inc.

Listing:	Issuer has applied to list the Units on Nasdaq under the symbol “NOVTU.” However, Issuer can give no assurance that the Units will be so listed. If the Units are approved for listing, Issuer expects trading on Nasdaq to begin within 30 calendar days after the Units are first issued.

CUSIP for the Units:	67000B 203

ISIN for the Units:	CA67000B2030

CUSIP for the Purchase Contracts:	67000B 302

ISIN for the Purchase Contracts:	CA67000B3020

CUSIP for the Amortizing Notes:	67000B 401

ISIN for the Amortizing Notes:	CA67000B4010

Issuer has filed a registration statement (including a prospectus and the Preliminary Prospectus Supplement) with the SEC for the Units Offering. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents Issuer has filed with the SEC for more complete information about Issuer and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the Units Offering will arrange to send you the prospectus if you request it by contacting (i) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com or (ii) BofA Securities, Inc., by calling 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.